March 24, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3030

Washington, DC 20549

Attn:	David Lin

Re:	Usio, Inc. Registration Statement on Form S-3 Filed December 4, 2020, as amended File No. 333-251140

Acceleration Request
Requested Date: March 25, 2021 Requested Time: 4:30 P.M. Eastern Daylight Time

Dear Mr. Lin:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Usio, Inc. (the “Company”), hereby requests that the above-captioned Registration Statement on Form S-3, as amended, (the “Registration Statement”) be accelerated to March 25, 2021 at 4:30 pm EDT or as soon as practicable thereafter.

The cooperation of the staff in meeting the Company’s request is very much appreciated. Please call our securities attorney Amy Trombly at (617) 243-0060 if you have any questions or if we can otherwise be of assistance to you.

Very truly yours,

/s/ Louis A. Hoch

Louis A. Hoch

President and Chief Executive Officer

cc: Amy Trombly, Esq. of Trombly Business Law, P.C.

3611 Paesanos Pkwy, Suite 300

San Antonio, TX 28231

Direct: 210.249.4100                Fax: 210.249.4130